Exhibit (a)(2)(A)

November 18, 2011

Dear Force Protection Stockholders:

We are pleased to report that Force Protection, Inc. (“Force Protection”) has entered into an Agreement and Plan of Merger, dated as of November 7, 2011 (the “Merger Agreement”), with General Dynamics Corporation (“General Dynamics”) and Falcon Acquisition Corp. (“Purchaser”), a wholly-owned subsidiary of General Dynamics, which provides for the acquisition of Force Protection by General Dynamics.

Pursuant to the Merger Agreement, Purchaser has commenced a tender offer today to purchase all of the shares of Force Protection’s common stock, par value $0.001 per share (“Shares”), that are issued and outstanding at a price per Share of $5.52 in cash, without interest, less any applicable withholding taxes. Unless extended, the tender offer is scheduled to expire at 12:00 midnight, New York City time, at the end of Friday, December 16, 2011.

The Merger Agreement provides, among other things, that as soon as practicable following the completion of the tender offer and satisfaction or waiver of the remaining applicable conditions set forth in the Merger Agreement, Purchaser will merge with and into Force Protection, with Force Protection surviving as a wholly-owned subsidiary of General Dynamics. In the merger, Shares that were not acquired in the tender offer (other than Shares owned by General Dynamics, Purchaser or any of their or Force Protection’s direct or indirect wholly-owned subsidiaries and certain other stockholders as set forth in the Merger Agreement) will be converted into the right to receive the same price per Share paid in the tender offer, without interest, less any applicable withholding taxes.

As set forth in the enclosed Solicitation/Recommendation Statement on Schedule 14D-9, Force Protection’s board of directors has unanimously (i) determined that the Merger Agreement, the tender offer, the merger and the other transactions contemplated by the Merger Agreement are in the best interests of Force Protection and Force Protection’s stockholders, (ii) adopted the Merger Agreement, (iii) approved the tender offer, the merger and the other transactions contemplated by the Merger Agreement, (iv) authorized and approved the top-up option and the issuance of newly issued Shares pursuant to the exercise thereof in accordance with the terms of the Merger Agreement and (v) recommended that Force Protection’s stockholders accept the tender offer and tender their Shares to Purchaser pursuant to the tender offer and, if required, approve the Merger Agreement.

ACCORDINGLY, THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU ACCEPT THE TENDER OFFER, TENDER YOUR SHARES TO PURCHASER PURSUANT TO THE TENDER OFFER AND, IF REQUIRED, APPROVE THE MERGER AGREEMENT.

In addition to the Solicitation/Recommendation Statement on Schedule 14D-9 that accompanies this letter, also enclosed is Purchaser’s Offer to Purchase and related materials, including a Letter of Transmittal for use in tendering your Shares. WE URGE YOU TO READ THE ENCLOSED OFFER TO PURCHASE, SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 AND OTHER MATERIALS CAREFULLY.

We greatly appreciate and thank you for the continued support and encouragement you have shown Force Protection.

Sincerely,

Michael Moody
Chairman of the Board of Directors and Chief Executive Officer